UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

INOZYME PHARMA, INC.

(Name of Subject Company (Issuer))

INCLINE MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

BIOMARIN PHARMACEUTICAL INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45790W108

(CUSIP Number of Class of Securities)

Alexander Hardy

President and Chief Executive Officer

G. Eric Davis

Executive Vice President & Chief Legal Officer

BioMarin Pharmaceutical Inc.

770 Lindaro Street

San Rafael, California 94901

(415) 506-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Chadwick Mills, Esq.

Siana Lowrey, Esq.

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

(415) 693-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Incline Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Inozyme Pharma, Inc., a Delaware corporation, for $4.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer expired at one minute following 11:59 p.m., Eastern Time, on June 30, 2025 (the “Expiration Date”), and the Offer was not extended. Computershare Trust Company, N.A., the Paying Agent, has advised Purchaser that, as of the Expiration Date, a total of 45,455,118 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 69.8% of the issued and outstanding Shares as of the Expiration Date. As of the Expiration Date, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

On July 1, 2025, Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will as promptly as practicable pay for all Shares so accepted pursuant to the terms of the Offer and the Merger Agreement.

Following acceptance for payment of the Shares, on July 1, 2025, Purchaser effected the Merger under Section 251(h) of the DGCL, without a vote of Inozyme’s stockholders, as a result of which Purchaser merged with and into Inozyme, and Inozyme continued as the surviving corporation and as a wholly-owned subsidiary of Parent.

The Shares ceased to trade on Nasdaq prior to the opening of business on July 1, 2025, and will be delisted from Nasdaq. Parent intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Inozyme’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued by Parent on July 1, 2025 announcing the expiration and results of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(ix).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

Exhibit (a)(5)(ix)*	Press Release issued by BioMarin Pharmaceutical Inc., dated July 1, 2025.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2025

Incline Merger Sub, Inc., a Delaware corporation

By:	/s/ G. Eric Davis
G. Eric Davis
President

BioMarin Pharmaceutical Inc., a Delaware corporation

By:	/s/ G. Eric Davis
G. Eric Davis
Executive Vice President, Chief Legal Officer